EXHIBIT 12

Internal Revenue Service	Department of the Treasury

Index Number:	368.03-00; 368.13-00	Washington, DC 20224

Mr. Donald Burke Vice President &Treasurer Merrill Lynch Global Utility Fund, Inc. 800 Scudders Mill Road Plainsboro, NJ 08536	Person to contact: Mark Weiss, 50-17214 Telephone Number: 202-622-7835 Refer Reply To: CC:CORP:3 - PLR-110043-00 Date: AUG 8 2000

Acquiring	=	Merrill Lynch Global Utility Fund, Inc. a Maryland corporation EIN: 22-3072498
Target	=	Merrill Lynch Utility Income Fund, Inc. a Maryland corporation FIN: 22-3243382
State A	=	Maryland
Date X	=	November 30
Date Y	=	August 31
Year N	=	1990
Year 0	=	1993

Dear Mr. Burke:

This is in response to a letter dated May 9, 2000, submitted by your authorized representative, for certain rulings regarding federal income tax consequences of a proposed transaction. Additional information was submitted in a letter dated June 8, 2000. The material information submitted from both letters is summarized below.

Acquiring, incorporated under the laws of State A, is a diversified open-end management company and has elected to be taxed as a regulated investment company (“RIC”) under §§ 851-855. Acquiring has engaged in activities as a RIC since Year N. Acquiring’s investment objective is to seek both capital appreciation and current income by investing in equity and debt securities issued by domestic and foreign utility companies.

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Target, also incorporated under the laws of State A, is a diversified open-end management company and has elected to be taxed as a RlC under §§ 851-855. Target has engaged in activities as a RIC since Year 0. Target’s investment objective is to seek high current income by investing in equity and debt securities issued by utility companies.

Acquiring and Target each use the accrual method of accounting for their federal income tax returns. Acquiring has a taxable year ending on Date X, and Target has a taxable year ending on Date Y. Acquiring and Target each offer four classes of shares: Class A, Class B, Class C, Class D, with the corresponding classes of Acquiring and Target’s shares having substantially similar rights and fees.

The directors of Acquiring and Target have approved a plan of reorganization for what are represented to be a valid business reasons. Pursuant to the plan, the following transaction has been proposed:

(1) Target will transfer all of its assets and liabilities to Acquiring in exchange for an equal value of newly issued Acquiring voting common stock. No cash or other property will be paid by Acquiring as consideration for the proposed transaction.

(2) Target will distribute to its shareholders all of the Acquiring stock received in exchange for their Target shares. Each Target shareholder will receive Acquiring stock of the same class designation. (Class A, Class B, Class C, and Class D) and the same distribution fees, account maintenance fees and sales charges (including contingent deferred sales charges), if any, as the Target stock held by that shareholder immediately prior to the proposed transaction.

(3) Target will dissolve in accordance to the laws of State A and will terminate its registration under the Investment Company Act of 1940 (the “1940 Act”).

The taxpayers have made the following representations in connection with the proposed transaction:

(a) The fair market value of Acquiring stock received by each Target shareholder will be approximately equal to the fair market value of the Target stock surrendered in the exchange.

(b) Acquiring will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Target immediately prior to the proposed transaction. For purposes of this representation, amounts used by Target to pay its reorganization expenses, amounts paid by Target to its shareholders who receive cash or other property (of which there will be none), and all redemption and distributions (except for redemptions in the ordinary course of

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Target’s business as an open-end investment company as required by § 22(e) of the 1940 Act pursuant to a demand of a shareholder and regular, normal dividends) made by Target immediately prior to the transfer will be included as assets of Target held immediately prior to the proposed transaction. There will be no payments to dissenters.

(c) Acquiring has no plan or intention to reacquire any of its stock issued in the proposed transaction except under its legal obligations under § 22(e) of the 1940 Act.

(d) Acquiring has no plan or intention to sell or otherwise dispose of any of the assets of Target acquired in the proposed transaction, except for dispositions made in the ordinary course of its business as an open-end investment company.

(e) Target will distribute to its shareholders the stock of Acquiring it receives pursuant to the proposed plan of reorganization.

(f) The liabilities of Target assumed by Acquiring and any liabilities to which the transferred assets of Target are subject were incurred by Target in the ordinary course of business.

(g) Following the proposed transaction, Acquiring will continue the historic business of Target or use a significant portion of Target’s historic business assets in its continuing business.

(h) Acquiring, Target and the shareholders of Target will pay their respective expenses, if any, incurred in connection with the proposed transaction.

(i) There is no intercorporate indebtedness existing between Target and Acquiring that was issued, acquired, or will be settled at a discount.

(j) Acquiring and Target each meets the requirements of a regulated investment company as defined in § 368(a)(2)(F).

(k) Acquiring does not own, directly or indirectly, nor has it owned during the past five years, directly or indirectly, any stock of Target.

(I) The fair market value of the assets of Target transferred to Acquiring will equal or exceed the sum of the liabilities assumed by Acquiring, plus the amount of liabilities if any, to which the transferred assets are subject.

(m) Target is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of § 368(a)(3)(A).

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(n) There is no plan or intention for Acquiring (the issuing company as defined in § 1.368-1(b)), or any person related (as defined in § 1.368-1(e)(3)) to Acquiring, to acquire, during the five year period beginning on the date of the proposed transaction, with consideration other than Acquiring stock, Acquiring stock furnished in exchange for a proprietary interest in Target in the proposed transaction, either directly or through any transaction, agreement, or arrangement with any other person, except for redemptions in the ordinary course of Acquiring’s business as an open-end investment company as required by § 22(e) of the 1940 Act.

(o) During the five year period ending on the date of the proposed transaction: (i) neither Acquiring, nor any person related (as defined in § 1.368-1 (e)(3)) to Acquiring, will have acquired Target stock with consideration other than Acquiring stock; (ii) neither Target, nor any person related (as defined in § 1.368-1 (e)(3)) to Target, will have acquired Target stock with consideration other than Acquiring stock or Target stock, except for stock redeemed in the ordinary course of Target’s business as an open-end investment company as required by § 22(e) of the 1940 Act; and (iii) no distributions will have been made with respect to Target stock (other than ordinary, normal, regular, dividend distributions made pursuant to Target’s historic dividend paying practice), either directly or through any transaction, agreement, or arrangement with any other person, except for distributions described in §§ 852 and 4982.

(p) The aggregate value of the acquisitions, redemptions, and distributions described in paragraph (o) above, will not exceed 50 percent of the value (without giving effect to the acquisitions, redemptions and distributions) of the proprietary interest in Target on the effective date of the proposed transaction.

(q) Acquiring and Target have elected to be taxed as RICs under § 851 and, for all of their taxable periods (including Target’s last short taxable period ending on the date of the proposed transaction), have qualified for the special tax treatment afforded RICs under the Code, and Acquiring intends to continue to so qualify after the proposed transaction.

(r) All shares issued by Acquiring in the proposed transaction, regardless of class designation, will be voting shares.

Based solely on the information submitted and on the representations set forth above, it is held as follows:

(1) The acquisition by Acquiring of substantially all of the assets of Target in exchange for voting stock of Acquiring and Acquiring’s assumption of Target’s liabilities, followed by the distribution by Target to its shareholders of Acquiring stock, in complete liquidation, will qualify as a reorganization within the meaning of

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§ 368(a)(1)(C). For purposes of this ruling, “substantially all” means at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets of Target. Target and Acquiring will each be a “party to a reorganization” within the meaning of § 368(b).

(2) Target will not recognize any gain or loss on the transfer of its assets to Acquiring in exchange solely for Acquiring voting common stock and Acquiring’s assumption of Target’s liabilities (§§ 361(a) and 357(a)).

(3) Target will recognize no gain or loss on the distribution of the Acquiring voting stock to its shareholders in pursuance of the proposed plan of reorganization (§ 361(c)(1)).

(4) Acquiring will not recognize any gain or loss on the receipt of the assets of Target in exchange for voting stock of Acquiring (§ 1032(a)).

(5) The basis of Target’s assets in the hands of Acquiring will be the same as the basis of those assets in the hands of Target immediately prior to the proposed transaction (§ 362(b)).

(6) Acquiring’s holding period for Target assets acquired will include the period during which such assets were held by Target (§ 1223(2)).

(7) The shareholders of Target will not recognize any gain or loss on the receipt of Acquiring stock solely in exchange for their Target stock (§ 354(a)(1)).

(8) The basis of Acquiring stock received by Target shareholders will be the same, in the aggregate, as the basis of the Target stock surrendered in exchange therefor (§ 358(a)(1)).

(9) The holding period of the Acquiring stock received by Target shareholders in exchange for their Target stock will include the period during which the exchanged Target stock was held, provided that the Target stock was held as a capital asset in the hands of the Target shareholder on the date of the exchange (§ 1223(1)).

(10) Pursuant to § 381(a) and § 1.381(a)-1, Acquiring will succeed to and take into account the items of Target described in § 381(c), subject to the provisions and limitations specified in §§ 381, 382, 383 and 384 and the regulations thereunder. Pursuant to § 1.381(b)-1 the tax year of Target will end on the date of the proposed transaction.

Except as specifically set forth above, no opinion is expressed concerning the federal tax consequences of the proposed transaction under any other provision of the

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Code and regulations, or about the tax treatment of any conditions existing at the time of, or effects resulting from the proposed transaction. Specifically, no opinion was requested, and none is expressed, about whether Acquiring or Target qualifies as a RIC, that is taxable under subchapter M, Part 1 of the Code.

The rulings contained in this letter are based upon information and representations submitted by the taxpayer and accompanied by a penalty of perjury statement executed by an appropriate party. While this office has not verified any of the material submitted in support of the request for rulings, it is subject to verification on examination.

This ruling is directed only to the taxpayer(s) requesting it. Section 6110(k)(3) of the Code provides that it may not be used or cited as precedent.

Pursuant to a power of attorney on file in this office, a copy of this letter has been sent to your authorized representative.

A copy of this letter should be attached to the federal income tax returns of the taxpayers involved for the taxable year in which the transaction covered by this ruling letter is consummated.

Sincerely yours,
Associate Chief Counsel (Corporate)

/s/ Ken Cohen Ken Cohen Acting Branch Chief, Branch 3